Exhibit 21.1

Significant Subsidiaries of the Registrant*

Name	Date of Incorporation	Place of Incorporation	Percentage of Ownership
POMEGRANATE CLOUD MEDICAL LIMITED (Hong Kong)	March 12, 2021	Hong Kong	100%
Guangzhou Pomeranate Cloud Medical Health Medical Technology Co., Ltd	April 6, 2021	PRC	100%
Guangzhou Qilekang Digital Health Medical Technology Co., Ltd	January 12, 2010	PRC	Controlled under the Contractual Arrangement
Guangzhou Qilekang Modern Pharmaceutical Logistics Co., Ltd.	October 24, 2002	PRC	Controlled under the Contractual Arrangement
Hangzhou Qilekang Pharmaceutical Co., Ltd.	July 27, 2016	PRC	Controlled under the Contractual Arrangement
Nanjing Qilekang Pharmaceutical Co., Ltd.	November 13, 2018	PRC	Controlled under the Contractual Arrangement

*	Other consolidated entities of POMDOCTOR LIMITED have been omitted from this list since, considered in the aggregate as a single entity, they would not constitute a significant subsidiary.